Exhibit 1.01

Ascendis Pharma A/S

Conflict Minerals Report

For The Calendar Year Ended December 31, 2025

This Conflict Minerals Report (the “Report”) for Ascendis Pharma A/S (“we,” “our” or “us”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2025. Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products that use minerals specified in Rule 13p-1 that are necessary to the functionality or production of these products. These minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which the Securities and Exchange Commission (the “SEC”) has limited to tantalum, tin, gold and tungsten (collectively, the “Minerals”).

We have determined that certain of the Minerals are likely necessary to the functionality or production of certain of our products, particularly our TransCon™ hGH auto-injector, a device which facilitates the administration of lonapegsomatropin by patients (the “hGH Device”), and our TransCon™ PTH injection pen, a device which is used for the administration of palopegteriparatide (the “PTH Device” and, collectively with the hGH Device, the “Devices”).

Manufacturing of our products is contracted to be performed by suppliers, who in turn have several layers of sub-suppliers. We do not have direct relationships with the sub-suppliers. In addition, due to the depth and complexity of the supply chain, we are far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores. Consequently, we rely on our suppliers and industry initiatives for source information on any Minerals contained in our products.

For the reporting period from January 1 to December 31, 2025, we conducted reasonable country of origin (“RCOI”) activities followed by due diligence investigations to determine the source and chain of custody of the Minerals that are necessary to the functionality or production of our products.

As of the date of this filing, the DRC-conflict areas include: the Democratic Republic of the Congo (referred to as “the DRC”), and/or adjoining countries of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively referred to as “the other covered countries”).

Based on the responses provided, we cannot exclude the possibility that certain of these smelters and/or refiners may be sourcing Minerals from the DRC or the other covered countries.

Company Overview

Ascendis Pharma A/S is applying its innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. We have created a portfolio of rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon™ technologies with clinically validated parent drugs. During the reporting period, we had two products approved in the US (2021 and 2024) and two in the EU (2022 and 2023).

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry (RCOI)

We work with our main suppliers of relevant products to periodically conduct a RCOI on their relevant suppliers (our sub-suppliers), leveraging direct outreach that is in many instances paired with the Responsible Minerals Initiative (the “RMI”) Conflict Minerals Reporting Template. The RMI Conflict Minerals Reporting Template was developed by several of the world’s leading consumer electronics companies and is generally regarded as the most common reporting tool for conflict minerals content and sourcing information. We rely on our suppliers to conduct the outreach to relevant sub-suppliers of components for our products, due to their direct relation with these parties; certain of the components identified in turn may also contain various sub-components.

Based on the RCOI, we believe that the sources of the Minerals for our products are generally from:

(i)	smelters or refiners not sourcing Minerals from the DRC or the other covered countries,

(ii)	smelters or refiners sourcing Minerals from the DRC or the other covered countries but are designated as conflict free by the RMI;

(iii)	smelters or refiners that have not been designated as conflict free by the RMI, but that we believe are from areas other than the DRC and the other covered countries; and/or

(iv)	scrap or recycled sources.

However, pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we make no conclusion regarding whether any of our products are “DRC Conflict Free.”

Design of Due Diligence Measures

Ascendis Pharma’s due diligence measures are inspired by the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” The following are the due diligence measures we performed on the source and chain of custody of the Minerals used for our products, and as a result of our RCOI:

1. Survey. As discussed above, our suppliers of relevant products conduct supply-chain surveys with direct suppliers (our sub-suppliers), leveraging frameworks including the Conflict Minerals Reporting Template to identify the smelters and refiners and to determine the risks of any sources from the DRC-conflict areas within their supply chain.

2. Continual Investigation. We continually strive to identify risks within our supply chain. If any source is found to benefit armed groups in the DRC or other covered countries, we plan to work together with our suppliers to remove such sources from our supply chain.

3. Report on Supply Chain Due Diligence. We file a Form SD and the Report with the SEC and make the Report available on our website.

Location of Smelters and Refiners

Sub-suppliers that have been deemed in scope of supplying components containing the subject Minerals collectively declared several hundred smelters and refiners as possible sources of the Minerals; however, this information is likely broader than those included in our supply chain due to, among other things, potential over-inclusiveness of the information received from their own sub-suppliers, sub-suppliers providing responses that were company based and not product specific, or otherwise. As a result, we are unable to determine with certainty at this time a complete list of smelters and refiners listed in the surveys that actually provide the Minerals used in our products.

Country of Origin

Due to the use of company-wide surveys by some sub-suppliers and the multiple levels of suppliers in our supply chain we are unable to determine with certainty at this time a complete list of countries of origin listed in the surveys that provide the specific Minerals used in our products. Based on the responses provided, we believe the smelters and refiners supplying Minerals used in our products supply such Minerals that could originate from over 50 countries, including but not limited to, Angola, Belgium, Bolivia, Brazil, Burundi, Central African Republic, China, the DRC, Germany, India, Indonesia, Italy, Japan, Malaysia, Myanmar, Peru, Philippines, Poland, Rwanda, Singapore, South Africa, South Sudan, Spain, Switzerland, Taiwan, Tanzania, Thailand, Uganda, United States of America, Vietnam and Zambia. Based on the responses provided, we cannot exclude the possibility that certain of these smelters may be sourcing Minerals from the DRC or other covered countries.

Steps to be taken to mitigate future risk

We intend to take the following steps to improve the program and further mitigate any risk that the necessary Minerals in our products could benefit armed groups in the DRC-conflict areas:

1. Third Party Compliance Approach. Since 2021, we have worked to further enhance our Supplier compliance approach, including conflict minerals focus where relevant seeking inspiration from the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We plan to continue this work in 2026.

2. Work with Suppliers on Documentation. In partnership with our suppliers, we plan to continue to communicate our expectations regarding required compliance documentation to be provided by our sub-suppliers.

Over time, we anticipate that the amount of information globally available regarding the traceability and sourcing of the Minerals used in our devices will increase.

FORWARD-LOOKING STATEMENTS

Statements that are not statements of historical fact, including statements relating to due diligence improvements and improvements of our conflict minerals focus, are forward-looking in nature and are based on our current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of our control and which could cause actual events to differ materially from those expressed or implied by the statements made herein. We do not intend, and expressly disclaim any obligation, to update such information for any changes in such factors or otherwise, except to the extent required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including our website) are not incorporated by reference in, or considered to be a part of this Report, unless expressly incorporated by reference herein.

INHERENT LIMITATIONS ON DUE DILIGENCE MEASURES

Our due diligence measures cannot provide absolute assurance regarding the source and chain of custody of the Minerals. Our due diligence processes are based on the necessity of seeking data from our direct supplier and that supplier seeking similar information within its supply chain to identify the original sources of the Minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.